

OFFERING MEMORANDUM

facilitated by



DE L'OR CAKERY

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	DE L'OR CAKERY
State of Organization	NY
Date of Formation	05/07/2019
Entity Type	Corporation
Street Address	279 City Island Ave, Bronx NY, 10464
Website Address	delorcakery.com

(B) Directors and Officers of the Company

Key Person		Kayisha Thompson
Position with the Company		
	Title	Owner & Founder
	First Year	2019
Other business experience (last three years)		**Solution-focused professional with 14+ years of experience in social service and 9+ years of experience in cake decoration and baking, demonstrating exceptional decorating, culinary and pastry skillfulness**. Proven track record of teaching students various ages, including kids, teens, and adults on cake preparation and decoration through demonstrating proper techniques, methods, and concepts, as well as ensuring a positive, safe, focused and

efficient learning environment through communicating in a clear, concise and professional manner. Adept at supporting the organization's mission through managing day-to-day operations, working effectively with others across all organizational levels, producing continuous, high-quality work, identifying problems, and providing prompt, efficient solutions. Strong background in delivering unique, expert, and professional service to customers and clients, while demonstrating strong presentation and interpersonal skills, building positive relationships, and ensuring the well-being of others. Academically founded in Mental Health Counseling, Psychology, and Cake Sculpting, with ServSafe certification.

De L'or Cakery Corporation, Bronx, NY | 05/2011 – Present

CAKE EXECUTIVE OFFICER

Focused on leading this Five Star Artisan Cake Catering company while driving Cakery's mission to build a more connected and confident community, fostering efforts for the development of the sugar artistry field through the education of students. Ensure exceptional customer experience, welcome customers, and provide outstanding personalized service.

· Manage four contracted Sugar Associates, the invoices, and an annual sales budget of $20k.

· Proficiently performed icing and decorating ten cakes, 400 cupcakes, and 100 cake pops monthly, including preparing custom cake orders of assorted varieties such as wedding cakes and theme cakes.

· Delivered classes on Beginner, Intermediate, and Advanced Cake Decorating to 1,000+ students in a clear, concise, and organized manner while personally creating Sugar Artistry

Curriculum and lectures.

· Provided a free Sugar Artistry Apprenticeship program to a cohort of under-resourced youth at Renaissance School of the Arts Citizen Program through generating $1.2k via Facebook Fundraiser with community support, thereby supporting the growth and development of youth.

· Ensure compliance with all food processing, safety, and sanitation principles, rules, and regulations through enforcing and maintaining high-level cleanliness and hygiene of the studio, decorator production area, equipment, and storage areas always.

· Attract new customers, ensure positive client feedback, and further recommendations through using quality and fresh ingredients and providing deliciousness and freshness of all baked items.

· Operate a scale, label maker, Kopycake projector, airbrush, and microwave oven proficiently and efficiently.

· Maintain and control inventory, always ensuring sufficient supplies, as well as all the files and records.

· Induced and generated 2.2k monthly visitors to the personal De L'or Cakery blog over the six months.

· Acquired a total of 40k organic influencer followers on various social media platforms through leading social media presence initiatives.

· Drive Cakery's business development efforts by creating business plans and strategies supportive of the company's mission, vision, and goals.

· Engage in the creation of the website and marketing materials by collaborating with a Graphic Designer.

Services for the Underserved Aegis Trauma-Informed Domestic Violence Shelter, New York, NY | 08/2018 – Present

CLINICAL SUPERVISOR/ASST. PROGRAM DIRECTOR

Oriented on the supervision of a team of various Specialists, Aides, and Managers implementing resources to support victims of domestic violence. Conduct admissions and assessments for clients, lead community collaborations and communications, and establish and maintain cooperative solid, and working relationships.

Graham Windham TFFC, Bronx/Brooklyn, NY | 01/2017 – Present

SOCIO-THERAPIST SUPERVISOR

Concentrated on guiding and supervising 6 Socio-Therapists implementing behavior modification interventions with children and youth in foster care, and reviewing behavior notes for 63 children.

- Prior Positions of Note -

Mental Health Counselor/Clinician, *Graham Windham Residential Treatment Center*, Hastings on the Hudson, NY 11/2014 - 02/2017

F/T Rehabilitation/Addiction Counselor ACT Team, temporary assignment, *Metropolitan Hospital (Execu-Search Group),* New York, NY, 04/2014 – 10/2014

Cake Decorator, *Mario's Bakery,* Oceanside, NY, 05/2013 – 09/2014

F/T Mental Health Counselor, Intern, *Interline EAP Chemical Dependency Program,* Jamaica, NY, 12/2013 – 05/2014

F/T Mental Health Counselor Intern, *Holliswood Psychiatric Hospital,*

Holliswood, NY, 04/2013 – 09/2013

Brooklyn Cheap Eats Blogger Per Diem, *The Examiner*, 2013

Health Home Supervisor (Cobra Case Management), *Family Service Network of New York,* Brooklyn, NY, 07/2012 – 07/2013

Wilton Method Instructor, *Michaels Arts & Crafts – Wilton Industries,* Woodside, NY,01/2012 – 2013

Wilton Method Instructor Per Diem, *Joann's-Wilton Industries,* Snellville, GA, 03/2011 – 12/2011

EDUCATION, TRAINING & CERTIFICATION

Team Leader, Psychometrist, and Liaison,*Proactive Management Consulting LLC,*Atlanta, GA, 01/2009 – 2/2010

Renaissance School of the Arts/Citizens School, New York, NY, 09/2019 – 03/2020 – raised $1.200 through Facebook Fundraiser to purchase supplies for the Sugar Artistry Program

Post Master Certificate in Mental Health Counseling, *Alfred University/SUNY Downstate,* Brooklyn, NY, 05/2014

New York State ServSafe Certified, *International Cake Exploration Societe,* Lexington, KY
2013 Scholarship Recipient in Advanced Cake Decorating

Master of Science in Human Services with Concentration in Counseling Studies, *Capella University,* Minneapolis, MN, 12/2008

Bachelor of Arts in Psychology, *Long Island University, C.W. Post*

	Campus, Brookville, NY, 05/2004 Awardee of the Rosemarie Ungarelli Memorial Award in Psychology
	Cake Sculpting, Cupcakes, and Cake Balls, ***Viking Cooking School of Atlanta***
	Eva Salazar Wedding Cake Course
	TECHNICAL SKILLS
	Wilton Method Instructor

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kayisha Thompson	80%

(D) The Company's Business and Business Plan

Our Story

De L'or Cakery's is a purveyor of exotic sweets connecting every dessert lover in the USA to new flavors. We bring tantalizing joy to your celebratory occasions while motivating families to embrace their bakehouse. We believe that our customers deserve only the very best, so we only use the highest quality organic ingredients sourced worldwide.

- Since 2016, Kayisha Thompson has invested $25,000 of her personal funds and has committed considerable time to enhancing both her baking and business skills.
- De L'or Cakery survived the pandemic economically and diversified revenue by offering live cooking and baking courses, growing a cookie mix line, and creating on-demand video baking and cooking courses.
- We recently pivoted to shipping our exotic cakes in the form of cake jars and were recently given placement on the Amazon platform.

Our Mission

De L'or Cakery aims to share an ever-expanding range of joyful, tantalizing, and truly global flavors to enliven the taste buds while channeling profits back into the local community.

The Opportunity

De L'or Cakery continuously evaluates the market exploring multiple streams of revenue:

- Increase sales to garner the funding to lease a small warehouse with a kitchen to house our

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apprenticeship program
- The front of the warehouse will be used to sell cupcakes and brownies (plant-based options) and take orders for custom cupcakes while focusing on manufacturing our cake jars and cookie mixes
- Expand our cookie mix & cake jar product line to offer school campaigns supporting after-school enrichment programs

The Team

Kayisha Thompson, Founder & Cake Executive Officer

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	December 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$40,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Famous Food Festival	$5,000	$5,000
Columbus Holiday Market	$14,000	$14,500
Vegandale Festival	$4,500	$4,500
New York City Coffee Expo	$0	$3,600
Operating Capital	$0	$10,000
Mainvest Compensation	$1,500	$2,400
TOTAL	$25,000	$40,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 3.2%[2]
Payment Deadline	2028-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 3.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	2.0%
$28,750	2.3%
$32,500	2.6%
$36,250	2.9%
$40,000	3.2%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Equity Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kayisha Thompson	80%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of Sunday, July 17, 2022 , De L'or Cakery has a debt of $0.00 and a cash balance of $100.00. In addition to the De L'or Cakery's outstanding debt and the debt raised on Mainvest, De L'or Cakery may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$235,204	$352,806	$388,087	$426,896	$469,586
Cost of Goods Sold	$120,807	$181,210	$199,331	$219,264	$241,190
Gross Profit	$114,397	$171,596	$188,756	$207,632	$228,396
EXPENSES					
Rent	$15,000	$15,375	$15,759	$16,152	$16,555
Utilities	$9,000	$9,225	$9,455	$9,691	$9,933
Insurance	$5,000	$5,125	$5,253	$5,384	$5,518
Equipment Lease	$4,000	$4,100	$4,202	$4,307	$4,414
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Legal & Professional Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$61,397	$117,271	$133,075	$150,562	$169,902

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$27,368.00	$14,024.00
Cost of Goods Sold	$0.00	$622.00
Taxes Paid	$0	$0
Net Income	$5,078.00	$-2,948.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V